Exhibit 99.1

I-Mab Expands Global Out-Licensing and Business Development Efforts

Fernando J. Sallés, Ph.D., CLP®, Appointed to Lead I-Mab’s U.S. and EU Business Development

SHANGHAI, China and ROCKVILLE, MD., — March 27, 2020 — (GLOBE NEWSWIRE) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, today announced the appointment of Fernando J. Sallés, Ph.D., CLP®, as Senior Vice President, Head of U.S. & EU Business Development, effective March 30, 2020. In this newly created role, Dr. Sallés will initially be responsible for leading global out-licensing efforts and concluding global co-development partnerships/strategic alliances with large pharma and biotech companies in the United States and EU, helping to expedite the development and market entry of the Company’s products. Dr. Sallés will report to Dr. Jingwu Zang, Founder and Honorary Chairman of I-Mab, as a member of the senior executive team, in addition to Dr. Weimin Tang, Executive Vice President, Head of Global Business Development, for his functional role.

Dr. Sallés has more than 28 years of experience in academic and corporate research and development, including 19 years of building extensive networks in the pharma and biotech industries. He has extensive experience across the entire range of business development activities in several large, global pharma/biotech organizations, including in pipeline strategy, portfolio management, due diligence, transaction negotiations, in- and out-licenses, collaborations and M&A.

“Dr. Sallés is an industry veteran with broad experience across the business development lifecycle. We are very pleased to welcome Dr. Sallés to join our journey where he will lead our strategic efforts to broaden our global out-licensing and co-development partnerships of our internally developed innovative assets,” said Dr. Jingwu Zang, I-Mab’s Founder and Honorary Chairman of the Board. “Our rich and growing portfolio of clinical stage assets for immuno-oncology and autoimmune diseases has broad applications, and the ability to work in concert with other global partners in the United States and Europe to allow us to accelerate and expand our development and to bring successful product candidates to patients in need. We look forward to leveraging Dr. Sallés’ deep relationships and expertise in business development in the pharmaceutical and biotechnology industries.”

“I am excited to join such an experienced team with deep insights into disease pathology. I-Mab’s detailed focus on novel and highly differentiated biologic agents provides a unique opportunity to bring new quality therapeutics to patients all over the world. I look forward to working with I-Mab to help expand and speed our reach to patients,” said Dr. Sallés.

Prior to joining I-Mab, Dr. Sallés provided business development expertise to buy-side and sell-side biopharma clients at Pteropsida, LLC. Before Pteropsida, Dr. Sallés was Vice President, Head of Global Search at Teva Pharmaceuticals, where he developed search organization strategies to complement and fill Teva’s branded R&D portfolio, including the identification and diligence on more than 50 executed licenses and M&A agreements, and out-licensing assets totaling an estimated $1 billion in value. Prior to that, Dr. Sallés was with Merck & Co., Inc., and its acquirees Schering Plough and Organon, for eight years as its Executive Director, Strategic Licensing and Acquisitions, Worldwide Licensing, where he successfully led negotiations for 19 executed licensing, collaboration and acquisition agreements. Earlier in his career, he also headed discovery research licensing, business development and academic collaborations for privately held Purdue Pharma L.P., and worked in business development at both DNA Sciences, Inc. and Cogent Neuroscience, Inc.

Dr. Sallés received his Ph.D. in Molecular and Cellular Pharmacology at Stony Brook University. He was a staff investigator at the Picower Institute for Medical Research (now the Feinstein Institute for Medical Research). Dr. Sallés is a Certified Licensing Professional (CLP®) and negotiated for a 2007 Scrip awards nominee for the best partnership alliance – Organon-Pharmacopeia. He is also a graduate of Harvard/MIT’s Program on Negotiation for Senior Executives.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about I-Mab’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

Media Inquiries (Americas and Europe):

Burns McClellan, Inc.

Ryo Imai / Robert Flamm, Ph.D.

E-mail: rimai@burnsmc.com / rflamm@burnsmc.com

Office line: +1 212 213 0006

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